SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

April 2011

Commission File Number: 333-153452

ECOPETROL S.A.
(Exact name of registrant as specified in its Charter)

Carrera 7 No. 37 – 69
BOGOTA – COLOMBIA
(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-      N/A

ECOPETROL S.A. DISCLOSES COMUNICATION FROM THE MINISTRY OF FINANCE AND PUBLIC CREDIT

Bogotá, Colombia, Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC; BVL: EC; TSX: ECP) (“Ecopetrol” or the “Company”) has received from the Colombian Ministry of Finance and Public Credit press communication No. 16 of April 4, 2011 of the Constitutional Court of Colombia regarding the transfer of 10% of the stocks owned by the nation in Ecopetrol.

The unofficial English translation of the letter and the press release are as follows:

Bogota

Doctor
JAVIER GUTIERREZ PEMBERTHY
President
ECOPETROL S.A.
Carrera 13 No. 36 – 24
Bogota

Re: Constitutional Court News Release

Dear Dr. Gutiérrez:

As a consequence of the information published in the media, I hereby would like to provide for your reference and release to the market the Press Communique No. 16 of April 4, 2011, issued by the Constitutional Court regarding the sale of ten (10%) percent of the Nation’s shares in ECOPETROL S.A.

Signed by Dr. Juan Carlos Echeverry Garzon,

Minister of Finance and Public Credit.

Attachments: Press Release containing six (6) pages.

Republic of Colombia Constitutional Court	Comunique No. 16 April 4, 2011

Authorization for the nation to sell a portion of its Ecopetrol shares did not meet specificity and need presumptions  demanded of economic, social and ecological emergency measures

III. FILE RE-180 - JUDGMENT C-242/11 (April 4) M.P. Gabriel Eduardo Mendoza Martelo

1. Revised Rule

DECREE 4820 OF 2010

(December 29)

Providing for the sale of an equity interest held by the nation in Ecopetrol S.A.

THE PRESIDENT OF THE REPUBLIC OF COLOMBIA,

In carrying out constitutional and legal powers, in particular, those granted by article 215 of the Political Constitution, pursuant to Law 137 of 1994 and in accordance with Decree 4580 of 2010,

WHEREAS:

By means of Decree 4580 of December 7, 2010, and based on article 215 of the Political Constitution, the National government declared a state of economic, social and ecological emergency throughout the territory, with the objective of averting a serious public crisis and preventing further consequences;

According to the same constitutional law, once a state of emergency has been declared, the President, with the signed consent of all Ministers, can dictate decrees with force of law designed exclusively to avert the crisis and prevent its further consequences;

The serious public calamity has created an insufficiency of ordinary governmental powers making it necessary to adopt legislative measures to avert the crisis and any further consequences;

Numbers 1.6, 3.2, 3.3 and 3.4 of Decree 4580 of December 7, 2010, express, among the reasons for declaring the economic, social and ecological emergency, the insufficiency both of resources for dealing with the effects of the winter flooding, as well as the executive’s current legal duties and the need to adopt measures and undertake necessary works for definitively halting this situation, and, subsequently, protecting the people from economic, social and environmental threats such as those that they have occurred;

A major source of financing for the investment required to address the recovery, construction and reconstruction of infrastructure needed because of La Nina phenomenon, as well as to prevent it from causing further consequences once and for all, is the partial sale of the Nation’s equity interest in Ecopetrol S.A.

Legal conditions need to be established for the sale of part of the Nation’s ownership of Ecopetrol S.A. and a determination made for the allocation of resulting resources;

The provisions of this decree should be expedited without prejudice to Law 1118 of 2006 regarding capitalization of Ecopetrol S.A.

DECREES

Article 1. The Nation – Finance and Public Credit Ministry, with the intent of addressing the recovery, construction and reconstruction needs stemming from the La Nina phenomenon, can sell its equity interest in Ecopetrol S.A. up to the equivalent of ten percent (10%) of the company’s subscribed and paid capital, with the guarantee that the Nation will maintain at least seventy percent (70%) ownership of the outstanding shares, with voting rights by Ecopetrol S.A.

Paragraph. The sale referred to by the present article will be carried out without prejudice to the capitalization authorized by Law 1118 of 2006.

Article 2. The resources obtained from the transactions authorized by this decree will be transferred by the Public Credit General Office and the National Treasury of the Ministry of Finance and Public Credit to the Adaptation Fund, for recovery, construction and reconstruction, or the entity fulfilling such duty, to the extent that it may be necessary for addressing the needs of the emergency declared by Decree 4580 of 2010, pending compliance with requirements established by the National Government for this purpose.

Article 3. Sale procedure. For the purpose of selling shares, the procedure provided for in Laws 226 of 1995 and 1118 of 2006 will be followed, as appropriate.

Article 4. The present decree takes effect starting the date of its publication and voids any contrary  provisions.

2. Decision

Declare the UNENFORCEABILITY of LegislativeDecree 4820 of 2010, “Providing for the nation’s sale of an equity interest in Ecopetrol S.A.”

3. Basis for the decision

Initially, the Court found that a general approach to the objective of Legislative Decree 4820 of 2010, designed to authorize the National Government to sell up to 10% of the Nation’s equity interest in Ecopetrol  in order to help finance the anticipated investment in addressing the recovery, construction and reconstruction of infrastructure as needed in the wake of the damage caused by La Nina phenomenon, as well as any further consequences derived from it, would allow it to be concluded that said decree has a clear correlation to the crisis that led the Government to declare the state of emergency, insofar as one of the considerations of Decree 4580 of 2010, which declared the emergency, concerned insufficiency of ordinary resources for addressing the crisis and the need to find alternate sources of financing.

However, upon analyzing the reasons presented as basis for the measure adopted by Legislative Decree 4820 of 2010, the Court encountered serious questions not only regarding the specificity of the measure, but also the need for it. In fact, in accordance with constitutional jurisprudence, the specificity requirement of the measures adopted by the government under the guise of the declaration of the state of emergency, extracted from article 215 of the Letter, implies that they focus exclusively on averting the crisis and preventing further consequences and that they involve matters directly and specifically related to the state of emergency.

In regards to Legislative Decree 4820 of 2010, the Court observed, first, that pursuant to said decree a decision is adopted that, irrespective of its actual correlation with the social, economic and ecological disruption that led to the state of emergency being declared, presents a wider field of action, with some of its components predating the timely events that caused the emergency.

It is clearly apparent that among the reasons for the decree, the Government makes reference to two different types of justifications: on the one hand, the need to face the crisis caused by the winter floods and to prevent any further consequences in the immediate future. Said component involves a humanitarian emergency response as well a set of restoration measures. This emergency dimension manifests itself not only in relation to the events that have already taken place, but also those that are foreseeable in light of deterioration of winter conditions beginning the second quarter of 2011. At the same time, the Government proposes the need to undertake long-term action meant to prevent this type of situation from reoccurring as well as other the occurrence of other natural phenomenon with results similar to or worse than the one that just occurred. This second component is circumscribed in the concept of “adaptation,” and in order to address it, a window of no less than seven years has been established. The aforementioned situation makes it clear that different types of action are needed and with different timeframes, which is reflected in the phases identified by the Government within the framework of the state of emergency: (i) humanitarian response, (2) restoration and (iii) prevention and reconstruction.

Now, for the Court, a forward-looking examination of the consequences that are certainly linked directly and specifically to the situation that led to the emergency, but whose evolution can manifest itself over a prolonged period of time, calls for approaching the analysis from the standpoint of the need for the measure adopted to deal with the emergency. As previously explained, in our constitutional order, exceptional measures are taken when there are insufficient ordinary mechanisms for facing crisis situations, an insufficiency related in many instances to the time factor given the more or less long period that the adoption of necessary measures would take through ordinary mechanisms. When the effects of the crisis extend into the future for an equally prolonged period of time, consideration of the insufficiency of ordinary measures in relation to those future effects loses ground, to the extent that, from that perspective, the response to it can occur through ordinary means.

In explaining the scope of Legislative Decree 4820 of 2010 in terms of the presumption of the need for the measure, the Legal Secretary of the Presidency of the Republic refers specifically to the two dimensions, the legal and the factual, that, in accordance with jurisprudence, can be identified in it . In this regard, the Court was of the opinion that the considerations presented in regards to the legal need are partially valid given that in order to proceed with the sale of a percentage of Ecopetrol shares that affects the limit set by law for the Government’s minimum share, legislative authorization article 150, number 9 C.P. is required, and were it to become of urgent importance in order to address the emergency needs, such authorization must be issued by means of decree with the force of law.

As for the proposal to determine the destination of the resources for addressing the emergency, it was pointed out that although constitutional jurisprudence allows for a specific destination to be assigned to particular revenues by means of emergency decrees, with the exception of the constitutional prohibition on revenues with specific destinations, it remains unclear whether for the objectives of this case, that is, that resources obtained from the sale go toward addressing the effects of the winter floods and preventing further consequences, it is necessary to establish this purpose beforehand by means of legislative decree. What the Constitution excludes is the possibility of establishing, a priori, revenues with specific destinations, while it does not prevent, in the course of executing the necessary planning and budgetary instruments, certain resources from being identified by origin that are expected to be used for specific activities through appropriations, with no prejudice to the exceptions foreseen in article 259 of the Constitution.

Legislative Decree 4820 of 2010 stipulates that the results of the sale of Ecopetrol shares be transferred to the Adaptation Fund for the purposes established for the fund, with no provision, as an alternate destination, for defraying the credits authorized by Decree 4703 of 2010. In other words, the resources from the sale of the shares will be allocated to the Adaptation Fund and be used to carry out the purposes of the fund, as soon as they are available and needed, absent the need for the authorization of the sale to be of an urgent nature by means of emergency decrees, which would only be sustainable if such resources were to be used to finance works of an emergency nature.

In this way, the Court established that although it is true that, in taking steps to obtain financial resources for addressing the needs of the emergency, Legislative Decree 4820 meets prima facie the correlation test, neither in its grounds for decision nor in documentation presented by the government supporting the adopted measure is there a sufficient explanation for making it necessary  for the authorization for the government to sell up to 10% of the shares that the Nation holds in Ecopetrol to be handled by means of legislative decrees expedited under the state of emergency, given especially that the government had previously ratified a bill with the same purpose, whose procedures could be completed in the first half of 2011, without, according to the timetables for carrying out the sale that were made public, causing further complications for the efforts to address the situation caused by winter and related conditions.

In the Court’s judgment, the examination conducted makes it clear that a situation like the one the country is undergoing as a consequence of the La Nina phenomenon, demands that the government act on two distinct levels, one, an emergency, for addressing the crisis and preventing by means of measures taken immediately or in the short term, any prolongation of its consequences. For the Court it is clear that, in this dimension, resources and the ordinary instruments are insufficient, as determined by the Court in Ruling C-156 of 2010, declaring the unenforceability of the decree by means of which the state of emergency was declared. The other level is implementation of the planning instruments designed to deal with the structural changes that have new requirements, as well as the progression of the effects of the crisis in the medium and short terms. In both cases, the Government must adopt response measures; however, given their characteristics, the latter do not meet the emergency criteria either because these are events that lack the supervening requirement and a response to which falls outside the purely structural, or because, despite events being directly related to those that gave rise to the emergency, the amount of time required to address them makes it possible to use ordinary mechanisms without further complicating the immediate response to the emergency and its consequences.

Under these conditions, the Court concluded that  the authorization claimed by the government to  sell up to 10% of the Nation’s equity interest in Ecopetrol  (i) does not meet the requirement of specificity  because the goals of the Adaptation Fund to which the sale results would be transferred focus as a priority on addressing structural phenomena in the medium and long terms, (ii) nor does it satisfy the need requirement because, notwithstanding a general correlation to the events that gave rise to the declaration of the state of emergency, the insufficiency of ordinary measures is not proven, in this case, procedures for a bill, which, having the same objective, already had been presented to the Congress of the Republic for consideration.

4.  Dissenting opinion

Magistrate MAURICIO GONZÁLEZ CUERVO filed his dissenting opinion concerning the unenforceability decision of Legislative Degree 4820 of 2010, which adopted as an emergency measure the sale of a 10% equity interest held by the Nation in Ecopetrol.

In his opinion, in applying the constitutionality test inherent to the control of exception measures, it was found that Legislative Decree 4820 of 2010 satisfied the requirements of material correlation, especially points 3.7 and 3.12 dealing with the acquisition of resources for the repair and reconstruction of infrastructure works needed to resolve the emergency and prevent further consequences. Thus, it is a proportional measure as far as desired results are concerned when compared to the magnitude of the disaster and the costs of overcoming the consequences of the winter floods, for which there are insufficient resources. In his judgment, the measure falls under the Government’s discretionary authority that the Court has granted it in deciding which alternatives to choose in managing and addressing a crisis, without it exceeding the financing needs of the emergency, whose declaration was supported by the Court. As for the alternative ordinary measure, which is presentation of a bill presented to the Congress, he believes that it does not provide any certainty and, if not passed, poses the risk of an essential phase in the reconstruction of areas seriously damaged by La Nina phenomenon not being financed whatsoever. These are costly works that if not undertaken in the short term, will cause the country to again find itself in a disaster of major proportions. Therefore, the Legislative Decree should be declared enforceable as it satisfies the presumptions demanded by the Constitution and statutory regulations.

Bogotá, Colombia – April 8, 2011

Ecopetrol is Colombia’s largest integrated oil & gas company, where it accounts for 60% of total production. It is one of the top 40 oil companies in the world and the fourth largest oil company in Latin America. The Company is also involved in exploration and production activities in Brazil, Peru and the United States Gulf Coast, and owns the main refineries in Colombia, most of the network of oil and multiple purpose pipelines in the country, petrochemical plants, and is entering into the biofuels business.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Ecopetrol. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Colombian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

Contact us for any additional information:

Investor Relations
Alejandro Giraldo
Phone: +571-234-5190
Email: investors@ecopetrol.com.co

Media Relations (Colombia)
Mauricio Téllez
Phone: + 571-2345377
Fax: +571-2344480
Email: mtellez@ecopetrol.com.co

Website: www.ecopetrol.com.co

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: April 11, 2011

Ecopetrol S.A.

By:	/s/ Adriana M. Echeverri
Name:	Adriana M. Echeverri
Title:	Chief Financial Officer